Exhibit 99.2

SCHEDULE A

Directors and Executive Officers of Hong Kong Kunlun Tech Holding Limited

The business address of each of the following directors and executive officers is Flat/RM 8105B 8/F, YF Life Tower, 33 Lockhart Road, Wanchai, Hong Kong.

Directors:

Name	Citizenship
Tian Jin	People’s Republic of China
Sing Wang	Hong Kong
Guang Yang	People’s Republic of China
Yahui Wang	People’s Republic of China

Executive Officers:

N/A